August 16, 2004

RELEASE OF FINANCIAL RESULTS FOR 2004-Q2

DYNAMIC OIL & GAS, INC. announced today it has filed with regulators and mailed to shareholders its interim financial statements for the three and six-month periods ending June 30, 2004 ("2004-Q2" and "2004-Half"), compared with the three and six-month periods ending June 30, 2003 ("2003-Q2" and "2003-Half"). In light of the summary nature of this news release, readers should access our 2004-Q2 Interim Report for further details at our corporate website: www.dynamicoil.com or at the regulatory filings websites: www.sedar.com or www.sec.gov/edgar.

Highlights of Results

Key Measures for Comparative Periods Presented
($000's unless otherwise stated)	2004-Q2	2003-Q2	2004-Half	2003-Half
Gross revenues	10,320	10,924	21,295	25,232
Cash flow from operations (1)	4,877	5,434	10,626	12,025
Cash flow from operations per share ($/share) (1)	0.21	0.26	0.45	0.58
Net earnings (loss)	413	1,149	(375)	4,543
Net earnings (loss) per share ($/share)	0.02	0.05	(0.02)	0.22

Daily average production
Natural gas (mcf/d)	13,881	11,615	14,231	11,928
Natural gas liquids (bbl/d)	512	576	598	608
Crude oil (bbl/d)	170	695	221	726
All products (boe/d ) (2)	2,996	3,207	3,191	3,322
Total production (mboe) (3)	273	292	581	601

Capital investment (includes exploration expenses)	5,321	6,212	17,844	12,344
Net debt (4)	14,899	15,902	14,899	15,902
Net debt to cash flow annualized (5)	0.8:1	0.7:1	0.7:1	0.7:1

(1)
Cash flow from operations is a non-GAAP measure and therefore may or may not be comparable to similar measures presented by other companies. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

($000's)	2004-Q2	2003-Q2	2004-Half	2003-Half
Cash provided by operating activities (GAAP)	4,649	5,112	4,264	10,661
Changes in non-cash working capital affecting operating (GAAP)	228	322	6,362	1,364
Cash flow from operations (non-GAAP)	4,877	5,434	10,626	12,025

(2)	boe/d = barrels of oil equivalent (6 mcf = 1 bbl).

(3)	mboe = thousand barrels of oil equivalent.

(4)	Net debt is working capital, as we do not have any long-term debt.

(5)
Net debt divided by cash flow from operations annualized. Annualized numbers are presented by multiplying the three and six- month periods by four and two, respectively. This method, however, does not reflect actual results for applicable extrapolated periods and therefore actual results may differ from the extrapolations generated by this application.

2004-Q2 vs 2003-Q2
Our daily average production of natural gas increased by 2,266 mcf/d (378 boe/d) or 20% over 2003-Q2. This was in large measure due to the recent startup of three new wells at Cypress/Chowade, one of which produces from two zones. Daily average production of natural gas from our Cypress/Chowade field as a percent of our total daily average production increased by 23% over 2003-Q2. As at 2004-Q2, production in the area was from four producing wells.

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

In the latter half of 2004, we plan to drill two development wells and one exploration well at Cypress/Chowade. Longer-term, we expect our processing requirements will need to be expanded. Therefore, we are presently performing feasibility studies on certain processing alternatives, which include but may not be limited to, the possible construction of a 30 mmcf/d sour gas plant.

Daily average production of natural gas and natural gas liquids from our St. Albert field decreased by 357 boe/d or 17% due mainly to naturally-declining reservoir pressures. Crude oil production, also at St. Albert, decreased by 525 boe/d or 92% due mainly to a well that produced in 2003, but ceased production in early 2004.

Our total production in 2004-Q2 was 273 mboe compared to 292 mboe in 2003-Q2 and our total daily average production in 2004-Q2 was 2,996 boe/d compared to 3,207 boe/d in 2003-Q2. Approximately 228 boe/d was temporarily held back in 2004-Q2 due to annual maintenance shut-downs of processing plants at St. Albert. For the same reason, approximately 334 boe/d was held back in 2003-Q2.

In 2004-Q1, we reported our Fiscal 2004 target daily average and exit production rates as 3,900 boe/d and 4,400 boe/d, respectively. These rates are now revised to 3,400 boe/d and 3,700 boe/d, respectively. Such revisions are mainly due to: production losses at St. Albert from one gas well being shut in as a result of acid-gas contamination by a third-party; access restrictions to third-party processing facilities imposed by the owner-operator; and operational delays to our planned 2004 drilling program at Cypress. Our revised production targets do not include potential increases resulting from exploration work being conducted in the latter half of 2004 on properties at Wimborne, Alberta, and Cypress/Chowade and Orion, British Columbia.

Our weighted average prices realized for natural gas increased marginally to $6.90 per mcf, while the weighted average prices of natural gas liquids and crude oil increased by 9% to $28.25 and by 22% to $49.57 per barrel, respectively.

Gross revenues decreased by a net of $0.6 million or 1%, to $10.3 million. Included in this net decrease were price-based variances that increased revenues by $0.7 million and volume-based variances that decreased revenues by $1.3 million. Cash flow from operations decreased by $0.6 million or 10%, to $4.9 million and net earnings decreased by $0.7 million or 64%, to $0.4 million. These decreases in cash flow and net earnings were mainly due to the same variance factors affecting gross revenues, accompanied by minimal net impact from cash and non-cash expenses.

During 2004-Q2, our total capital investment was $5.3 million, of which 57% was for drilling, completion and equipping work mostly at Cypress/Chowade in northeastern British Columbia. A further 33% was invested on the construction of a 32-kilometer pipeline and related facilities to serve our Cypress/Chowade fields, and another 8% was spent on a 44 square-kilometre, 3-D seismic program at Orion, B.C.

To help fund portions of our 2004 and 2005 capital investment programs, we completed a private placement financing in 2004-Q2. The private placement closed on May 19, 2004, resulting in cash proceeds, net of fees and financing costs, of approximately $11.7 million. Upon closing, we issued 2,000,000 flow-through shares at $5.60 per share and 280,000 common shares (non-flow-through) at $4.55 per share.

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

The gross proceeds of the flow-through portion of the private placement must be spent on exploration-only activities by December 31, 2005. As mentioned above, opportunities for such investments presently exist on our natural gas properties at Cypress/Chowade and Orion in northeast British Columbia, and Wimborne in central Alberta. Net proceeds of the non-flow-through portion of the financing will be used as general working capital.

2004-Half vs 2003-Half
Total production of all products was 581 mboe versus 601 mboe and our total daily average production decreased by a net of 131 boe/d or 4%, to 3,191 boe/d. Of this net decrease, natural gas increased by 2,303 mcf/d (384 boe/d), while natural gas liquids and crude oil decreased by 10 boe/d and 505 boe/d, respectively. Explanations for these variances are consistent with those discussed above in the quarterly comparisons.

Gross revenues decreased by $3.9 million or 16%, to $21.3 million. This was the net result of the following: a $1.1 million increase in volume sales of natural gas; a $3.1 million decrease in volume sales of natural gas liquids and crude oil; and a $1.9 million net decrease in lower weighted average prices realized in all commodities. Our cash flow from operations decreased by $1.4 million or 12%, to $10.6 million due to the same factors affecting our gross revenues, accompanied by a decrease in net cash expenses of $2.5 million.

Net earnings decreased by $4.9 million or 108%, to a loss of $0.4 million due to the same factors that affected our cash flow from operations, accompanied by a net increase in non-cash expenses of $3.5 million. Of this net increase in non-cash expenses, $3.4 million was due to exploration expenses, 64% of which related to additional costs for seismic and 36% was due to the recognition of drilling costs related to two unsuccessful exploration wells at Cypress/Chowade, compared to one at Wimborne in 2003-Half.

Apart from new land acquisitions in 2004-Q1, almost all of which were for lands at Cypress/Chowade, capital invested during 2004-Q2 was on projects that began in 2004-Q1.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada's natural gas and oil reserves. Dynamic owns working interests in producing and early-stage properties located in southwestern and northern British Columbia and central Alberta.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY RELATING TO OUR BEING ABLE TO MEET FISCAL 2004 BUDGET EXPECTATIONS AND PRODUCTION TARGETS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT ALL DRILLING AND FACILITIES CONSTRUCTION PLANS FOR FISCAL 2004 ARE ACHIEVED, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 19, 2004."

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com